ING LOGO
AMERICAS
US Legal Services

J. Neil McMurdie
Senior Counsel
(860) 580-2824
Fax: (860) 580-4897
neil.mcmurdie@us.ing.com

April 13, 2011

BY EDGARLINK

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	ING Life Insurance and Annuity Company and its Variable Annuity Account C
Post-Effective Amendment No. 2 to Registration Statement on Form N-4
Prospectus Title: Multiple Sponsored Retirement Options II
File Nos.: 333-167680 and 811-02513

Ladies and Gentlemen:

ING Life Insurance and Annuity Company (the "Company") hereby acknowledges that:
·	Should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the above-captioned filing of a Registration
Statement on Form N-4 effective, such action does not foreclose the Commission from taking any action with respect to the filing;
·	The action of the Commission or its staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·	The Company may not assert this action as defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at 860-580-2824.

Sincerely,

/s/ J. Neil McMurdie
J. Neil McMurdie

	Windsor Site	ING North America Insurance Corporation
One Orange Way, C2N
Windsor, CT 06095